United States securities and exchange commission logo





                             January 19, 2023

       Huan Liu
       Chief Executive Officer
       Cheetah Net Supply Chain Service Inc.
       6201 Fairview Road, Suite 225
       Charlotte, NC 28210

                                                        Re: Cheetah Net Supply
Chain Service Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
16, 2022
                                                            CIK No. 0001951667

       Dear Huan Liu:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. We note your disclosure on the prospectus cover page that, following the completion of the offering, you will
be a controlled company because Mr. Liu will control a significant percentage of your
voting power. If true, please also disclose that Mr. Liu will also have the ability to
determine all matters requiring approval by stockholders.
 Huan Liu
FirstName
Cheetah NetLastNameHuan   Liu
             Supply Chain Service Inc.
Comapany
January 19,NameCheetah
            2023         Net Supply Chain Service Inc.
January
Page 2 19, 2023 Page 2
FirstName LastName
Prospectus Summary
Business Overview
Our Company, page 2

2. We note your statement here and throughout your prospectus as to being a "sizable"
         supplier of parallel-import vehicles. Please revise your disclosure here and throughout your prospectus to provide context for this statement in relation to the size of your business and operations within the vehicle parallel-import industry.
3. We note your disclosure here that "[i]n China, sales of parallel-import vehicles have been boosted by the recent import program supported by the PRC government." Please revise your disclosure here and throughout your prospectus to expand your discussion of the applicable import program you are referring, including the specific name or related regulation or policy related to this program. Additionally, please discuss whether this policy complies with any U.S. laws or regulations regarding trade and export/import activities or otherwise. We note that you include a risk factor that addresses how you are subject to a number of U.S. federal and state laws and regulations applicable to automotive companies that affect your business and conduct.
4. In this section, you state that parallel-import vehicles refers to those purchased by dealers directly from overseas markets and imported for sale through "channels other than brand manufacturers' official distribution systems." Please revise your disclosure here and in your Business sections as appropriate to discuss whether parallel-import of vehicles is limited or otherwise challenged by car manufacturers or their official distribution system, including manufacturers' dealers. We note your risk factor titled "Each of our purchasing agents can perform only a limited number of purchases before being recorded in the dealers' suspect database..."
5. We note your disclosure here that you have "a standardized system of recruiting, training, and managing professional purchasing agents," who operate as independent contractors.
         Additionally, we note your risk factor disclosure under the title beginning "Each of our purchasing agents can perform only a limited number of purchases before being recorded in the U.S. dealers' suspect database..." on page 13. Please expand your disclosure here and in your Business section, as appropriate, to discuss in greater detail your standardized system as well as any challenges maintaining sufficient numbers of professional purchasing agents due to the limitation on the number of purchases that can be made by a purchasing agent before the agent may be restricted or prohibited from purchasing vehicles from a dealer.
Our Corporate Structure, page 3

6.       Please revise the chart to more clearly detail the (i) ownership and
(ii) voting power of
         your Class A and Class B shares upon completion of the offering. In this regard, we note the current presentation aggregates both classes. Please revise the chart to more clearly detail the ownership and voting power of the various contingency groups.
 Huan Liu
FirstName
Cheetah NetLastNameHuan   Liu
             Supply Chain Service Inc.
Comapany
January 19,NameCheetah
            2023         Net Supply Chain Service Inc.
January
Page 3 19, 2023 Page 3
FirstName LastName
Risk Factors
Operational Risks
Our Engagement of independent contractors, who serve as purchasing agents to acquire..., page
13

7. We note that in your risk factor here you state that "[i]f such third-party purchasing agents fail to function properly, or breach or terminate their cooperation with us,..." Please revise your disclosure to expand your discussion of your relationship with your purchasing agents, including whether you enter into contracts or agreements with these independent contractors and key terms of these agreements. We note your reference to "independent contractor agreement" in your risk factor beginning "We may be subject to losses, penalties, expenses, and damages for indemnifying purchasing agents..." on page 14.
Our business may rely on a few customers that account for more than 10% of our total purchase, and interruption..., page 14

8. Your risk factor here describes your high customer concentration and that you derive most of your revenue from a few customers. Additionally, you discuss generally entering into an annual framework agreement with your major customers in the PRC and provide an outline of the key terms and obligations you must perform as a party to these agreements.
         Given your reliance on a few clients, please revise your risk factor and elsewhere in your prospectus to provide a brief description of the terms of the the annual framework agreements addressing your clients' obligations to accept orders and provide payment to you. Further, please expand your disclosure to address what recourse you may have to enforce these annual framework agreements, especially in light of these parties being in the PRC.
We recently launched our financial services in October 2022 and plan to provide our warehousing and logistics services..., page 15

9. Please expand the disclosure regarding your prospective warehousing and logistics services here and throughout your prospectus to brief discuss if and how these planned services would be tied to your existing parallel-import vehicle business or if you intend to offer these services to outside parties in your industry or other industries. We note your disclosure in your Business section on page 52 regarding offering services to other small-
         and medium-sized suppliers of parallel-import vehicles and Chinese imported car dealers without such a system.
Legal, Regulatory, and Compliance Risks
We are subject to automotive, commercial lending, and other laws and regulations in the U.S....,
page 20

10. Please revise your risk factor to expand your discussion of the "number of U.S. federal and state laws and regulations applicable to automotive companies..." that may affect your business and conduct, including, but not limited to, your sales, operations, financing,
 Huan Liu
FirstName
Cheetah NetLastNameHuan   Liu
             Supply Chain Service Inc.
Comapany
January 19,NameCheetah
            2023         Net Supply Chain Service Inc.
January
Page 4 19, 2023 Page 4
FirstName LastName
         insurance, and employment practices. Additionally, please provide cross-references to other risk factors discussing aspects of these limitations, as appropriate. For example, we note your risk factor titled "Our ongoing operations and growth may be affected by the high percentage of foreign employees who do not have permanent work permits in the
         U.S., which may increase our turnover ratio" on page 20 that discusses your employment of several foreign employees who currently do not have permanent work permits in the
         U.S.
Use of Proceeds, page 29

11. Please refer to the second paragraph. We note that the use of proceeds allocation only allocates 55% of the proceeds from this offering. Please revise the second paragraph and the principal purposes for which the net proceeds will be used to account for the majority of the proceeds from this offering. Alternatively, if you do not have a current specific plan for the allocation of a significant portion of the proceeds, please so state and discuss the principal reasons for the offering.
Capitalization, page 31

12. We note your Capitalization table does not total correctly. Please note that capitalization typically also includes the total amount of an entity's cash and indebtedness.
Business
Corporate History and Structure, page 54

13. Please revise the two bullet points below the diagram of your corporate structure to accurately reflect the footnotes indicated in the diagram. For example, it appears that the footnote (1) found after the Fairview Eastern International Holdings Limited entity within the diagram appears to align with the disclosure found in the first bullet point.
Executive and Director Compensation
Summary Compensation Table, page 70

14. Please revise your summary compensation table to make clear the dollar amounts received by each individual for each component of compensation. For example, please clarify if the salary received by your CEO and Chairman of the Board of Directors, Huan Liu, in 2021
         which is currently reflected as "71.999.76" should be reflected as "71,999.76." On this point, please revise the bonus amounts for consistency and conformity as well.
         Additionally, please revise for the most recently completed fiscal year.
Related Party Transactions, page 73

15. Please revise to provide the required information for the most recently completed fiscal year. Refer to Item 404 of Regulation S-K.
 Huan Liu
Cheetah Net Supply Chain Service Inc.
January 19, 2023
Page 5
General

16. Please provide us with supplemental copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on
Section 5(d) of the
      Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
17. Please revise the cover page of your Resale Prospectus to confirm that the selling stockholders will not make any sales until your Class A common stock is listed on a national securities exchange. Further, please revise this cover page as well as the disclosure under Selling Stockholder Plan of Distribution in the Resale Prospectus to state that the offering is contingent on approval of the Nasdaq listing, to the extent accurate.
      Additionally, please revise the Resale Prospectus cover page to disclose your duel-class structure and the different voting rights and that the company will be a controlled company following the offering.
       You may contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,
FirstName LastNameHuan Liu
                                                            Division of
Corporation Finance
Comapany NameCheetah Net Supply Chain Service Inc.
                                                            Office of Trade &
Services
January 19, 2023 Page 5
cc:       Ying Li
FirstName LastName